                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)

                       INTERNATIONAL AIRCRAFT INVESTORS
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   458860103
                                (CUSIP NUMBER)

                            Richard N. Massey, Esq.
                                Kutak Rock LLP
                      425 West Capitol Avenue, Suite 1100
                          Little Rock, Arkansas 72201
                                (501) 975-3000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                                 May 4, 2000*

            (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

*On May 4, 2000, the issuer filed a Form 10-Q with the Securities and Exchange Commission in which it reported 4,064,484 shares of its common stock outstanding as of May 1, 2000. That outstanding amount reflects a decrease in the number of shares outstanding from the number reported in the issuer's last filing with the Commission prior to the filing of the Form 13D to which this amendment relates. That decrease, in combination with certain open market purchases of the issuer's common stock by the persons filing this amendment, contributed to an increase in the number of shares of the issuer beneficially owned by the persons filing this amendment equal to one percent of the common stock outstanding of the issuer.
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CUSIP NO.                                                          458860103

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 1.   NAME OF REPORTING PERSON                            Key Colony Fund, L.P.

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      IRS IDENTIFICATION
      NO. OF ABOVE PERSON (entities only)                 91-1948637

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 2.   CHECK THE APPROPRIATE BOX                           (a)  X
      IF A MEMBER OF A GROUP (See Instructions)               ---
                                                          (b)
                                                              ---
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 3.   SEC USE ONLY

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 4.   SOURCE OF FUNDS
      (See Instructions)                                  WC

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 5.   CHECK BOX IF DISCLOSURE OF LEGAL
      PROCEEDINGS IS REQUIRED PURSUANT                    Not Applicable
      TO ITEMS 2(d) or 2(e)

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 6.   CITIZENSHIP OR PLACE OF ORGANIZATION                Delaware

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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   7.  SOLE VOTING POWER                                  213,700
   8.  SHARED VOTING POWER                                0
   9.  SOLE DISPOSITIVE POWER                             213,700
   10. SHARED DISPOSITIVE POWER                           0

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 11. AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON                       213,700

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 12. CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                   Not Applicable

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 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.26%

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 14. TYPE OF REPORTING PERSON (See Instructions)          IV, IN

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CUSIP NO.                                                           458860103

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 1.  NAME OF REPORTING PERSON                          Lieblong Transport, Inc.

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     I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSON (entities only)               71-0779664

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 2.  CHECK THE APPROPRIATE BOX                         (a)  X
     IF A MEMBER OF A GROUP                                ---
     (See Instructions)                                (b)
                                                           ---
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS
     (See Instructions)                                WC

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT                  Not Applicable
     TO ITEMS 2(d) or 2(e)

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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware

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 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.  SOLE VOTING POWER                             36,600
     8.  SHARED VOTING POWER                           0
     9.  SOLE DISPOSITIVE POWER                        36,600
     10. SHARED DISPOSITIVE POWER                      0

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 11. AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON                    36,600

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 12. CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES               Not Applicable
     (See Instructions)

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 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .9%

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 14. TYPE OF REPORTING PERSON
     (See Instructions)                                CO

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CUSIP No.                                                           458860103

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 1.  NAME OF REPORTING PERSON                              Paul Spann

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     I.R.S. IDENTIFICATIN
     NO. OF ABOVE PERSON (entities only)                   ###-##-####

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 2.  CHECK THE APPROPRIATE BOX                             (a)
     IF A MEMBER OF A GROUP                                    ---
     (See Instructions)                                    (b)  X
                                                               ---
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS
     (See Instructions)                                    WC

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT                      Not Applicable
     TO ITEMS 2(d) or 2(e)

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 6.  CITIZENSHIP OR PLACE
     OF ORGANIZATION                                       Arkansas

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 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.  SOLE VOTING POWER                                 1000
     8.  SHARED VOTING POWER                               0
     9.  SOLE DISPOSITIVE POWER                            1000
     10. SHARED DISPOSITIVE POWER                          0

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 11. AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON                        1000

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 12. CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                   Not Applicable
     (See Instructions)

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 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)    .02%

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 14. TYPE OF REPORTING PERSON
     (See Instructions)                                    BD, IN

CUSIP No.                                                458860103

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 1.  NAMES OF REPORTING PERSONS                          Alex R. Lieblong

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     I.R.S. IDENTIFICATION
     NO. OF ABOVE PERSONS (entities only)

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 2.  CHECK THE APPROPRIATE BOX                           (a)  X
     IF A MEMBER OF A GROUP                                  ---
     (See Instructions)                                  (b)
                                                             ---
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS
     (See Instructions)                                  WC

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT                    Not Applicable
     TO ITEMS 2(d) or 2(e)

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 6. CITIZENSHIP OR PLACE
    OF ORGANIZATION                                      Arkansas

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 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    7.  SOLE VOTING POWER                                17,000
    8.  SHARED VOTING POWER                              0
    9.  SOLE DISPOSITIVE POWER                           17,000
    10. SHARED DISPOSITIVE POWER                         0

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 11. AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON                      17,000

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 12. CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES                 Not Applicable
     (See Instructions)

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 13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  .42%

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 14. TYPE OF REPORTING PERSON
     (See Instructions)                                  BD, IA, IN

This Amendment No. 1 to Schedule 13D (the "Amendment") is being filed on behalf of the reporting persons listed above to amend the Schedule 13D (the "Schedule 13D") which was originally filed on their behalf on February 18, 2000, relating to the common stock, $.01 par value (the "Common Stock") of International Aircraft Investors, a California corporation (the "Issuer"). All terms used and not otherwise defined in this Amendment shall have the meanings attributed to such terms in the Schedule 13D. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934 as amended. Only those items reported in this Amendment are amended. All other items remain unchanged. Accordingly, those Items which remain unchanged are omitted from this Amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since February 18, 2000, 28,600 additional shares of the Common Stock of the Issuer have been purchased with funds in the amount of $134,483.47 from the available cash resources of ARL, LTI and KCF.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of May 15, 2000 by each of the Holders is set forth below:


                                SHARES OF               PERCENTAGE OF
                                ---------               -------------
     NAME                      COMMON STOCK           OUTSTANDING SHARES
     ----                      ------------           ------------------

     Key Colony Fund, L.P.       213,700                    5.26%

     Lieblong Transport, Inc.     36,600                     .90%

     Alex R. Lieblong             17,000                     .42%

     Paul Spann                    1,000                     .02%


       (b) The Holders' response to Items 7 through 13 of the cover pages of this Amendment to Schedule 13D relating to beneficial ownership of shares of Common Stock are incorporated herein by reference.

       (c) According to the Issuer's most current filing with the SEC, the Issuer has 4,064,484 shares of Common Stock outstanding. The Holders, at the present time, collectively own 268,300 shares of the Issuer's Common Stock (constituting approximately 6.6 % of all of the outstanding shares of Common Stock). Transactions by the Holders in shares of Common Stock of the Issuer in the last sixty days are as follows:

                             KEY COLONY FUND, L.P.

                         TYPE OF            NUMBER            PRICE
                         -------            ------            -----
         DATE          TRANSACTION         OF SHARES        PER SHARE
         ----          -----------         ---------        ---------
        4/3/00       Market Purchase         3000             6.25


                            LIEBLONG TRANSPORT, INC.

                         TYPE OF            NUMBER            PRICE
                         -------            ------            -----
         DATE          TRANSACTION         OF SHARES        PER SHARE
         ----          -----------         ---------        ---------
         None

                               ALEX R.  LIEBLONG

                         TYPE OF            NUMBER            PRICE
                         -------            ------            -----
         DATE          TRANSACTION         OF SHARES        PER SHARE
         ----          -----------         ---------        ---------
         None

                                   PAUL SPANN

                         TYPE OF            NUMBER            PRICE
                         -------            ------            -----
         DATE          TRANSACTION         OF SHARES        PER SHARE
         ----          -----------         ---------        ---------
         None


     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by the Holders.

     (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit A - Agreement as to joint filings pursuant to Regulation Section
                   240.13d-1(k)(1)(iii).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2000                           KEY COLONY FUND, L.P.



                                               By:   /s/ Alex R. Lieblong
                                               Name: Alex R. Lieblong
                                               Title:   General Partner


                                               LIEBLONG TRANSPORT, INC.



                                               By:  /s/ Alex R. Lieblong
                                               Name: Alex R. Lieblong
                                               Title:   President


                                               PAUL SPANN



                                               /s/ Paul Spann


                                               ALEX R. LIEBLONG



                                               /s/ Alex R. Lieblong